As filed with the Securities and Exchange Commission on February 26, 2008

                                                      Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                         MARKS AND SPENCER GROUP P.L.C.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                           Corporation Service Company
                     1133 Avenue of the Americas, Suite 3100
                              New York, N.Y. 10036
                                 (800) 927-9800
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

Harald Halbhuber, Esq.                      Francis Fitzherbert-Brockholes, Esq.
Davis Polk & Wardwell                                 White & Case LLP
  99 Gresham Street                                  5 Old Broad Street
   London EC2V 7NG                                    London EC2N 1DW
       England                                           England
   +44-20-7418-1300                                  +44-20-7532-1000

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                             Proposed               Proposed         Amount of
      Title of each class            Amount to be     maximum aggregate price   maximum aggregate   registration
 of Securities to be registered       registered            per unit (1)        offering price (2)       fee
-------------------------------  -------------------  -----------------------  -------------------  ------------
American Depositary Shares           100,000,000      $                  0.05  $      5,000,000.00  $     196.50
evidenced by American            American Depositary
Depositary Receipts, each              Shares
American Depositary Share
representing two ordinary
shares, nominal value 25 pence
each, of Marks and Spencer
Group p.l.c.

----------
1 For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2 Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

================================================================================

     This registration statement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same instrument.

                                   ----------

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Supplemental Agreement No. 1 filed as Exhibit (a)(2) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.    Description of Securities to be Registered

                              Cross Reference Sheet

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
----------------------------------------------------------------   -----------------------------------
1. Name and address of depositary                                  Face of American Depositary
                                                                   Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of           Face of American Depositary
deposited securities                                               Receipt, top center

          Terms of Deposit:

          (i)    The amount of deposited securities represented    Face of American Depositary
          by one unit of American Depositary Receipts              Receipt, upper right corner

          (ii)   The procedure for voting, if any, the deposited   Paragraph 12
          securities

          (iii)  The procedure for collection and distribution     Paragraphs 2, 7 and 10
          of dividends

          (iv)   The procedure for transmission of notices,        Paragraphs 6, 8, 11 and 12
          reports and proxy soliciting material

          (v)    The procedure for sale or exercise of rights      Paragraphs 10, 11 and 12

          (vi)   The procedure for deposit or sale of securities   Paragraphs 3, 4, 10 and 13
          resulting from dividends, splits or plans of
          reorganization

          (vii)  The procedure for amendment, extension or         Paragraphs 16 and 17 (no provisions
          termination of the deposit agreement                     for extensions)

          (viii) The procedure for rights of holders of            Paragraph 8
          Receipts to inspect the transfer books of the
          depositary and the list of holders of Receipts

          (ix)   Restrictions upon the right to deposit or         Paragraphs 1, 2, 3, 4, 5, 6, 7 and
          withdraw the underlying securities                       18

          (x)    Limitation upon the liability of the depositary   Paragraphs 4, 5, 14 and 18

3.  Fees and Charges                                               Paragraph 7

Item - 2.    Available Information

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
----------------------------------------------------------------   -----------------------------------
          Public Reports furnished by issuer                       Paragraph 8

Marks and Spencer Group p.l.c. furnishes the United States Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such public reports and documents are made available in accordance with Rule 12g3-2(f) under the Exchange Act.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.    Exhibits

   (a)(1) Form of Deposit Agreement dated March 19, 2002 (the "Deposit Agreement") among Marks and Spencer Group p.l.c. (the "Company"), JPMorgan Chase Bank, as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder to which the Supplemental Agreement relates. - Filed herewith as Exhibit (a)(1).

   (a)(2) Form of Supplemental Agreement No. 1 (the "Supplemental Agreement") among Marks and Spencer Group p.l.c. and Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a)(2).

   (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby.
             - Not Applicable.

   (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

   (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

   (e)       Certification under Rule 466. - Not Applicable.

   (f) Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4.    Undertakings

   (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

   (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on February 26, 2008.

                                           Legal entity created by the form of
                                           Deposit Agreement for the issuance
                                           of American Depositary Receipts for
                                           ordinary shares, nominal value 25
                                           pence per share, of Marks and
                                           Spencer Group p.l.c.

                                           DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                           AS DEPOSITARY


                                           By: /s/ James Kelly
                                               ---------------------------------
                                           Name:  James Kelly
                                           Title: Vice President


                                           By: /s/ Chris Konopelko
                                               ---------------------------------
                                           Name:  Chris Konopelko
                                           Title: Vice President

          Pursuant to the requirements of the Securities Act of 1933, Marks and Spencer Group p.l.c. has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom, on February 26, 2008.

                                                  MARKS AND SPENCER GROUP P.L.C.


                                                  By: /s/ Graham Oakley
                                                      --------------------------
                                                  Name:  Graham Oakley
                                                  Title: Group Secretary

                                POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ian Dyson and Graham Oakley, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, shall do or cause to be done by virtue of this Power of Attorney.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 26, 2008.

SIGNATURE                        TITLE
------------------------------   -------------------------------------------


/s/ Lord Burns                   Chairman
------------------------------
Lord Burns


/s/ Sir Stuart Rose              Chief Executive
------------------------------
Sir Stuart Rose


/s/ Steven Sharp                 Executive Director
------------------------------
Steven Sharp


/s/ Ian Dyson                    Financial Director (Chief Financial Officer
------------------------------   and Principal Accounting Officer)
Ian Dyson

SIGNATURE                        TITLE
------------------------------   -------------------------------------------


/s/ Sir David Michels            Senior Independent Director
------------------------------
Sir David Michels


/s/ Steven Holliday              Non-Executive Director
------------------------------
Steven Holliday


/s/ Jeremy Darroch               Non-Executive Director
------------------------------
Jeremy Darroch


/s/ Louise Patten                Non-Executive Director
------------------------------
Louise Patten

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Marks and Spencer Group p.l.c., has signed this registration statement or amendment thereto in the City of Newark, New Jersey, on February 26, 2008.

                                                       PUGLISI & ASSOCIATES


                                                       By: /s/ Donald J. Puglisi
                                                           ---------------------
                                                       Name:  Donald J. Puglisi
                                                       Title: Managing Director

                                INDEX TO EXHIBITS

Exhibit
Number      Exhibit
---------   --------------------------------------------------------------------
(a)(1)      Form of Deposit Agreement.

(a)(2)      Form of Supplemental Agreement.

(d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.